SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                              (Amendment No. 1)
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)


                            LEXINGTON RESOURCES, INC.
                               (Name of Issuer)

                      Common Stock -- par value $0.00025
                        (Title of Class of Securities)

                                   529561102
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                         (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               January 21, 2004
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

___________________
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


_____________________________                      __________________________
CUSIP No.   529561102                              Page 2  of 7    Pages
_____________________________                      __________________________

________________________________________________________________________________
1       NAME OF REPORTING PERSON:           Orient Explorations Ltd.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON [DOES ORIENT HAVE AN EIN NUMBER IN THE US?]
________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]
________________________________________________________________________________
3       SEC USE ONLY

________________________________________________________________________________
4       SOURCE OF FUNDS                     Contractual Arrangement
________________________________________________________________________________
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                       [ ]

________________________________________________________________________________
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Belize
________________________________________________________________________________
                            7      SOLE VOTING POWER
                                   9,000,000 Shares of Common Stock
                                   (1) (pursuant to the three-for one forward
                                   stock split effected January 2004).
     NUMBER OF              ____________________________________________________
      SHARES                8      SHARED VOTING POWER
    BENEFICIALLY                   0
     OWNED BY
       EACH                 ____________________________________________________
     REPORTING              9     SOLE DISPOSITIVE POWER
       PERSON                     9,000,000 Shares of Common Stock (pursuant to
        WITH                      the three-for one forward stock split effected
                                  January 2004).
                            ____________________________________________________
                            10    SHARED DISPOSITIVE POWER
                                  0

________________________________________________________________________________

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,000,000 Shares of Common Stock (pursuant to the three-for-one forward stock split effected January 2004.)
________________________________________________________________________________
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                 [ ]

________________________________________________________________________________
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            52.94%
________________________________________________________________________________
14      TYPE OF REPORTING PERSON                   CORP
________________________________________________________________________________

___________________
(1) The sole shareholder of Orient Explorations Ltd. is Canopus Limited for Meridan Trust with an office at 1 Carribean Plaza, Provinciales, Turks & Caicos Islands, British West Indies. The sole director of Orient Explorations Ltd. is Cockburn Directors, Ltd. Mr. Dempsey as authorized representative of Cockburn Directors, Ltd. has the sole exclusive voting and disposition rights regarding shares of Common Stock.

            This amendment to Schedule 13D (the "Schedule") is filed by Orient Explorations Ltd., a corporation organized under the laws of Belize ("Orient") to report the acquisition by Orient from Douglas Humphreys ("Humphreys") of 750,000 shares of common stock of Lexington Resources, Inc. Orient filed a
Schedule 13d on December 8, 2003 disclosing the acquisition of 2,250,000 shares (pre-forward stock split) of common stock of Lexington Resources, Inc.

ITEM 1. SECURITY AND ISSUER.

            This Schedule relates to the voting common stock, $0.00025 par value, of Lexington Resources, Inc. ("LXRS"). LXRS maintains its principal executive offices at 7473 West Lake Mead Road, Las Vegas, Nevada 89128.

ITEM 2. IDENTITY AND BACKGROUND

            Orient Explorations Ltd. is a corporation organized under the laws of Belize with general business operations of acquisitions and investments. The principal office of Orient Explorations Ltd. is Caribbean Place, Leeward Highway, Provincials, Turks & Caicos Islands.

            During the last five (5) years, Orient has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Orient paid $10 out of its working capital for the purchase of the 750,000 shares of Lexington Resources, Inc. common stock.

ITEM 4. PURPOSE OF TRANSACTION

            At the execution of a share exchange agreement among Intergold Corporation (now known as Lexington Resources, Inc.), Lexington Oil & Gas Ltd. Co., an Oklahoma limited liability corporation ("Lexington Oil & Gas"), and the shareholders of Lexington Oil & Gas Ltd. Co. dated November 19, 2003 (the "Share Exchange Agreement"), an aggregate of 750,000 shares of restricted common stock of LXRS were issued to Humphreys. The consideration exchanged for the securities of LXRS was the exchange of shares of common stock in Lexington Oil & Gas Ltd. Co. held by Humphreys for the shares of common stock of LXRS.

            On January 21, 2004, Orient Explorations, Inc. and Douglas Humphreys entered into an agreement (the "Humphreys/Orient Agreement"). Pursuant to the terms and provisions of the Humphreys/Orient Agreement, Humphreys agreed to transfer 750,000 shares of restricted Common Stock of the Company held of record by Humphreys to Orient for $10.

            As set forth above, Orient owns 9,000,000 shares of Lexington Resources, Inc. common stock, including the 750,000 shares of common stock acquired from Mr. Humphreys.

            (b)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of December 20, 2004, Orient beneficially owned 9,000,000 shares of Lexington Resources, Inc. The sole shareholder of Orient Explorations Ltd. is Meridan Trust with an office at 1 Carribean Plaza, Provinciales, Turks & Caicos Islands, British West Indies. The sole director of Orient Explorations Ltd. is Cockburn Directors, Ltd. whose authorized representative is Barry Dempsey. Mr. Dempsey in that capacity has the sole exclusive voting and disposition rights regarding shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            Agreement dated January 21, 2004 between Orient Explorations Ltd. and Douglas Humphreys.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             ORIENT EXPLORATIONS LTD.



Date: December 20, 2004                      By:______________________
                                                Barry Dempsey




Date: December 20, 2004                      _________________________
                                             Barry Dempsey